UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 17, 2022

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: February 17, 2022	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Orange financial results
#FY_2021

17th February 2022

Stéphane Richard
Chairman and CEO

Ramon Fernandez
Deputy CEO, Finance, Performance and Development

Disclaimer

This presentation contains forward-looking statements about Orange's financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 17 March 2021 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 18 March 2021 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Section One
FY 2021 highlights



Q4 Key messages

FTTH European leadership strengthened with globally 11.8m customers +22% yoy out of 56.5m FTTH connectable homes

Convergence European leadership confirmed with 11.5m customers and underpinned by **Telekom Romania** acquisition & ongoing process with **Voo**

Full completion of **TOTEM** carve-out and **Orange Concessions**

Q4 EBITDAaL -0.7% yoy
+4.7% excl. employee shareholding plan

Q4 eCapex down -6.2% yoy
with more than 80% of our network rollout finalized in France

Organic cash flow* of €2.4bn
€2.7bn before tax refund allocation

*see details on slide 28

Our commitments for environment, digital inclusion and diversity



9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
10 REDUCED INEQUALITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS

Digital inclusion

develop connectivity and inclusive services

		Ambitions
FTTH connectable homes	56.5m	**69m** / 2023
Orange Digital Centers	9	**≥26** / 2025

Environment

reduce our CO_2 eq. emissions and implement circular economy to achieve Net Zero Carbon by 2040

CO_2 emissions reduction vs 2015 (scope 1&2)	-12%	**-30%** / 2025
Collected mobile in Europe	20%	**30%** / 2025

Diversity

align gender representation in management with employee representation

Women in management network (%)	31.6%	**35%** / 2025

Energy management to limit CO_2 emissions

- Group electricity consumption from renewable source in 2021: 36.3%
- Securing our energy supply in the long term: accelerating the PPA program and Solarisation As A Service contracts

2021 financial achievements

Revenue

FY 2021	Q4 2021
€42.5bn	€11.1bn
▲ +0.8% yoy	▲ +0.5% yoy

EBITDAaL

FY 2021	Q4 2021
€12.6bn	€3.2bn
▼ -0.5% yoy	▼ -0.7% yoy

+0.8% •------------• +4.7%

excl. employee shareholding plan

eCapex

FY 2021	Q4 2021
€7.7bn	€2.1bn
▲ +7.8% yoy	▼ -6.2% yoy

Organic Cash Flow

FY 2021

€2.4bn

(Telecom)

Net debt / EBITDAaL

FY 2021

1.91x

(Telecom)

Yoy: comparison with the same period of the previous year, on a comparable basis unless otherwise specified

All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Orange bank are explicitly called "Telecom"

Section Two
Financial results overview



Revenue growth

FY 2021 revenue*	Q4 2021	FY 2021
€42.5bn	yoy +0.5% +€51m	yoy +0.8% +€322m

FY 2021 revenue growth contribution per segment (yoy in €m)



+0.8%
42,201
FY 20 cb
-303
-1.6%
France
+2.6%
Other European Countries
147
-230
Spain
-86
-4.7%
Europe
+10.6%
611
MEA
+0.5%
40
Enterprise
60
Others
42,522
FY 21

FY 2021 revenue evolution per activity (yoy in %)



+1.9%
Convergent services
+4.2%
Mobile only services
-2.8%
Fixed only services
+6.6%
IT & Integration services
-6.8%
Wholesale
+8.5%
Equipment sales

* Orange Bank Net Banking Income is not included in Group revenues but in "Other operating income", that is below the revenue line and feeds directly into consolidated EBITDAaL.

EBITDAaL in line with guidance

	Q4 2021	FY 2021
Group EBITDAaL	yoy -0.7% -€22m	yoy -0.5% -€69m
Telecom EBITDAaL	yoy -1.1% -€34m	yoy -0.8% -€103m

FY 2021 Group EBITDAaL evolution per segment
yoy, in €m


+0.8%
excl. employee shareholding plan
-0.5%
Mobile Financial Services*
Telecom activities
12,635
-165
12,799
-205
-2.9%
-182
-12.7%
+16.8%
+6.6%
97
327
-88
-8.3%
+20.7%
34
-52
12,566
-131
12,696
FY 20 cb
France
Spain
Other Europeans countries
MEA
Enterprise
Mobile Financial Services
Others
FY 21

* The Mobile Financial Services business segment includes the activities of Orange Bank and Orange Bank Africa (with Orange Money business reported under MEA segment).

Scale up

On track to reach €1bn net reduction target by 2023

2021	2022	2023
>€300m	~€600m	€1bn
net savings vs 2019	net savings vs 2019	net savings vs 2019

First milestones achieved
with a new mindset in place feeding costs reductions …

…and initiatives underway

- New intergenerational agreement in France for 2022-2024 signed in December 2021
- Densification and rationalisation of real estate portfolio
- Strict optimisation of external expenses

Net income
down due to impairment on Spain and tax refund base effect

FY 2021
Net income
€0.8bn
-€4.3bn yoy

FY 2021 Group net income evolution (yoy, in €m)


-€4,278m
5,055
-69
739
-3,702
532
-1,810
33
778
FY 20
EBITDAaL cb
Non recurring operating items (adjustments)*
Impairment of Spain goodwill
Financial result
Tax paid
D&A & others
FY 21
1
2
3
4

1. Includes the impact of the deconsolidation of Orange Concessions partially offset by the provision related to the new voluntary French senior part-time plan
2. Impairment in Spain mainly reflects :
   - worsening competitive market environment
   - continuation of sanitary crisis delaying the economic turnaround
3. Includes hedging of subordinated notes denominated in GBP
4. Tax refund of €2.2bn received in 2020 base effect

* See details on slide 27

€2.4bn Organic Cash Flow

Organic Cash Flow (OCF)* reaching €2.4 bn in 2021 (in €m)



5,060
-85
-997
-955
-622
2,401
c.300
c.2,700
EBITDAaL -eCapex (telecom activities)
change in working capital (incl. eCapex payables)
net financial interests paid**
income taxes paid
other operational items
OCF* 2021
Allocation of tax refund
OCF* 2021 before allocation of tax refund

Very solid balance sheet

	2020	2021
Net debt* (telecom activities)	23,489	24,269
Average maturity of OSA bonds (years)	8.6	8.9
Average cost of gross debt	2.95%	2.66%
Net debt /EBITDAaL (telecom activities)	1.83x	1.91x

Strong liquidity position
(telecom activities)

€16.6bn***

*see details on slide 28
**excluding €0.1bn in interest disbursed on lease liabilities
***o/w €10.5bn in cash and €6.2bn available undrawn amount of credit facilities

Section Three
Business Review



Q4 2021 France

EBITDAaL growing excluding cofinancing & eCapex starting to decrease

in €m	Q4 21	yoy cb	FY 21	yoy cb
Revenues	4 658	-1.5%	18 092	-1.6%
Retail services	2 740	+1.6%	10 846	+0.8%
Wholesale	1 302	-9.3%	5 313	-8.4%
Equipment sales	403	-5.7%	1 226	+3.3%
EBITDAaL			6 867	-2.9%
eCAPEX			4 117	+9.5%

EBITDAaL **-1.4%** yoy excl. employee shareholding plan

Revenue stabilization FY excl. cofinancing

+4% **Q4 retail services acceleration** excl. PSTN

+1.5% **FY EBITDAaL growth** excl. cofinancing

eCapex decline started in H2

Strong FTTH performance

+351k — **FTTH net adds** Within +62k BB net adds

>53% — FTTH adds*are **new customers**

5.9m — FTTH customer base **+32% yoy**

Premium Mobile base

Best Mobile network 11th consecutive year

+132k — Net adds** **up**

12.1% — Churn **down** yoy

All ARPOs UP yoy

€70.5 **+€1.5** — Convergent ARPO **up** ↗

€17.1 **+€0.24** — Mobile only ARPO **up** ↗

€35.9 **+€0.01** — Fixed only ARPO **up** ↗

NPS leadership strengthened

*gross adds + migration
**mobile contract excluding M2M

Q4 2021 Europe

Positive commercial results. Excluding Spain, +6.6% FY 2021 EBITDAaL growth.

in €m	Q4 21	yoy cb	FY 21	yoy cb
Revenues	**2 833**	**-1.5%**	**10 579**	**-0.8%**
Retail services	1 854	-1.8%	7 046	-2.3%
Wholesale	509	-2.8%	1 886	-2.9%
Equipment sales	425	-1.0%	1 490	+8.4%
EBITDAaL			**2 830**	**-2.9%**
eCAPEX			**1 893**	**+1.8%**

Q4 Revenue evolution (in €m)



2,875
-49
19
18
-31
2,833
Other European Countries growing +0.5%
4Q 20 cb
Spain
Poland
Belgium Luxembourg
Romania, Slovakia, Moldova
4Q 21

Mobile contract net adds ex-M2M (in '000s)



32%
34%
+317
+64
+90
+188
+58
Q4 20
Q1 21
Q2 21
Q3 21
Q4 21
% convergence in base

Fixed Broadband net adds (in '000s)



67%
63%
+147
+175
-28
+62
+126
-64
+40
+98
-58
+66
+122
-56
+34
+88
-54
Q4 20
Q1 21
Q2 21
Q3 21
Q4 21
FTTH
Others (xDSL, Cable, Fixed LTE)

FY 2021 EBITDAaL (in '000s)



-2.9%
2,914
-182
-12.7%
+6.6%
+97
2,830
FY 20 cb
Spain
Other European Countries
FY 21

Q4 2021 Spain

H2 EBITDAaL on a significant trend improvement

in €m	Q4 21	yoy cb	FY 21	yoy cb
Revenues	**1 176**	**-4.0%**	**4 720**	**-4.7%**
Retail services	792	-5.4%	3 198	-8.0%
Wholesale	229	-2.9%	900	-1.8%
Equipment sales	155	+1.8%	621	+13.6%
EBITDAaL			**1 251**	**-12.7%**
eCAPEX			**980**	**+1.1%**

EBITDAaL trend improved yoy



-7.5%
-18.0%
-16.2%
-9.0%
H1 20
H2 20
H1 21
H2 21

Q4 21
- Convergence net adds - 9k
- Convergence churn -5pp yoy
- FBB net adds - 2k o/w FTTH net adds +31k
- FBB churn -5pp yoy
- Mobile contract net adds* +9k
- Mobile contract churn* -6pp yoy

Stabilization of FBB customer base & growth of convergence and mobile contract* driven by churn improvement (in '000)



Convergence
+0.6%
(+18)
3,000
3,018
Q4 20
Q4 21



FBB and fiber penetration
flat
4,032
4,032
83%
87%
FTTH
ADSL & others
Q4 20
Q4 21



Mobile contract*
+1.3%
(+145)
11,333
11,477
Q4 20
Q4 21

* excl. M2M

Q4 2021 Africa & Middle East

Outstanding performance with FY 2021 EBITDAaL growth +17%

in €m	Q4 21	yoy cb	FY 21	yoy cb
Revenues	**1 687**	**+9.0%**	**6 381**	**+10.6%**
Retail services	1 469	+10.8%	5 579	+12.8%
Wholesale	178	-1.5%	654	-4.7%
Equipment sales	31	2.1%	112	+16.5%
EBITDAaL			**2 265**	**+16.8%**
eCAPEX			**1 064**	**+3.8%**

Continued improvement of EBITDAaL margin



32.2%
+1.4pt
33.6%
+1.9pt
35.5%
FY 19cb *
FY 20cb
FY 21
EBITDAaL
EBITDAaL margin

44.4m 4G customers
+34.4% yoy
+25.4% yoy — Data revenue growth FY 2021

25.1m Orange Money active customers**
+14.6% yoy
+4.4% yoy — Orange Money revenue growth FY 2021

2.1m FBB customers
+20.0% yoy
+28.9% yoy — FBB revenue growth FY 2021

*Comparable basis 2019, as published in 2020 **At least one transaction per month

Q4 2021 Enterprise

Revenue back to growth, EBITDAaL impacted by legacy decline accelerated by the pandemic

in €m	Q4 21	yoy cb	FY 21	yoy cb
Revenues	**2 053**	**+0.7%**	**7 757**	**+0.5%**
Fixed only services	900	-5.0%	3 633	-4.8%
IT & integration services	885	+2.9%	3 195	+5.4%
Mobile	269	+16.1%	929	+6.8%
EBITDAaL			**970**	**-8.3%**
eCAPEX			**318**	**-5.1%**

EBITDAaL -5.7% yoy excl. employee shareholding plan

Resilient revenue evolution



-1.2%
+0.4%
+2.3%
-1.4%
+0.7%
Q4 20
Q1 21
Q2 21
Q3 21
Q4 21
Total
fixed only
mobile
IT&IS

Solid annual growth in IT&IS



Cybersecurity
Cloud
Digital & Data
+14% yoy
a European leader with €838m revenues FY21
>9% yoy
>7% yoy

Increasing IT&IS share in total Enterprise revenues



+1.9 pts
39.3%
41.2%
FY 20
FY 21

Mobile Financial Services

Net Banking Income's growth putting EBITDAaL on recovery path

Net Banking Income and EBITDAaL positive evolution



EBITDAaL
Net Banking Income
+69
-165
+109
-131
FY 20
FY 21



Telco universe
Synergies
Mobile Finance Services
Device financing
Distribution network
Risk Management

A premium customer base, growing both in volume and value

1.7m
Customers[1]
Europe

€1.2bn
value of credits granted in 2021
+64% yoy

+

0.7m
Customers
Africa

>1m
credits granted in 2021

France

- Best banking app with 92.2% satisfaction[2]
- 2nd brand spontaneously mentioned among digital banks[3]
- 44 banking transactions out of 100 mobile transactions carried out in Orange shops [4]

[1]with an Orange Bank offer, [2]Source Moneyvox, [3]Source IPSOS, [4]new bank account, mobile insurance or device financing

Section Four

Guidance



Guidance 2021 fully achieved
Solid ramp up in 2022

	2021 before tax refund allocation		2021		2022
EBITDAaL, yoy	Around +1%	✓	Flat -	✓	Growth between +2.5 to +3%
eCAPEX	~ €7.3bn	✓	€ 7.6 - 7.7bn	✓	≤ €7.4bn
Organic Cash Flow (telecom)	> €2.6bn	✓	> €2.2bn	✓	≥ €2.9bn
Net debt / EBITDAaL (telecom)	Around 2x in the medium term	✓	Around 2x in the medium term	✓	Around 2x in the medium term
Dividend	€0.70	✓	€0.70	✓	€0.70

Guidance 2023 reiterated
Organic Cash flow to reach €3.5bn-€4bn



(in €bn)
Organic Cash Flow weight on Executive Team remuneration scheme : 50%
Guidance achieved
>2
>2.3
>2.6*
>2.2
2.3
2.5
2.7*
2.4
≥ 2.9
3.5 to 4.0
2019
2020
2021
2022
2023

* Before allocation of the tax refund received in 2020

Annexes



eCapex
downward trend initiated in H2

eCapex/revenue (telecom,%)



16.8%
18.0%
FTTH eCAPEX
12.6%
13.0%
eCAPEX excl. FTTH
FY 20 cb
FY 21

Q4 2021 eCapex
€2.1bn

yoy
-6.2%
-€139m

FY 2021 eCapex
€7.66bn

yoy
+7.8%
+€557m

57.5m VHBB** connectable lines
o/w
56.5m FTTH connectable lines

FTTH connectable lines in France | **VHBB connectable lines in Spain** | **FTTH connectable lines in Poland**



+26%
22.9m
28.8m
Q4 20
Q4 21
+5%
15.3m
16.1m
Q4 20
Q4 21
+19%
5.0m
5.9m
Q4 20
Q4 21

eCapex decrease in France from H2 while reaching more than 80% of the 2023 FTTH target

28.8m
FTTH connectable homes



36m
2023

Change (yoy) in FTTH connectable homes additions



+0.2m
-0.9m
H1 21
H2 21

+1.4m
FTTH net adds in 2021

**VHBB > 100 Mbps

Convergence, the bedrock of our strategy

€ 1.9bn Convergent services revenues in Q4 2021

+4.0% yoy



Convergent B2C customer base in million


% of broadband B2C customer base
France
54%
53%
5.84
5.85
5.86
5.88
5.90
Spain
85%
85%
3.00
3.01
3.02
3.03
3.02
Poland
65%
67%
1.48
1.50
1.52
1.53
1.55
Q4 20
Q1 21
Q2 21
Q3 21
Q4 21

Churn improvement with convergence in Q4*

France	Spain	Poland
-4pts	-4pts	+0,5pt

Quarterly convergent ARPO, in €/month in Q4

France	Spain	Poland
€70.5 +2.1% yoy	€53.6 -1.8% yoy	€22.6 +5.6% yoy**

Number of mobile lines per convergent offer (Q4 yoy growth)

France	Spain	Poland
1.69 +0.6% yoy	2.08 +4,1% yoy	1.87 -0.6% yoy

* Churn differential between convergent B2C customers and total fixed BB B2C customers
** YoY change calculated in local currency

Change in net income

(in millions euros)	FY 2020 historical	FY 2020 cb	FY 2021 actual
EBITDAaL	12,680	12,635	12,566
Adjustments*	(115)		623
Depreciation & amortization of fixed assets	(7,134)		(7,074)
Impairment of goodwill & fixed assets	(30)		(3,719)
Share of profit (losses) of associates and JV	(2)		3
Other income / (charge)	122		121
Operating income	**5,521**		**2,521**
Financial result	(1,314)		(782)
Tax	848		(962)
Net income from continuing activities	**5,055**		**778**
Net income from consolidated Group	**5,055**		**778**
Minority interests	233		545
Net income Group share	**4,822**		**233**

* See details on slide 27

Adjustments

(in millions euros)	FY 2020 historical	FY 2020 cb	FY 2021 actual
Restructuring programs costs	(83)		(422)
Acquisitions and integration costs	(37)		(51)
Significant litigations	(211)		(134)
Specific labour expenses	(12)		(1,276)
o\w Senior Part Time	*(13)*		*(1,262)*
Fixed assets, investments and businesses portfolio review	228		2,507

Change in net debt

(in millions of euros)	FY 2020 historic	FY 2021 actual
EBITDAaL - eCAPEX (telecom activities)	**5,736**	**5,060**
Change in eCAPEX payables	307	(205)
Change in working capital requirements	(500)	120
Net interest paid (including dividends received)[1]	(1,127)	(997)
Income taxes paid	(1,085)	(955)
Other operational items[2]	(838)	(622)
Organic Cash Flow (telecom activities)	**2,494**	**2,401**
Licences and spectrum paid	(351)	(717)
Main litigations paid/received	2,217	(306)
Net impact of changes in the scope[3]	(39)	986[5]
Subordinated notes issuances (purchases), other related fees and coupons[4]	(292)	(550)
Dividends paid to owners of parent company	(1,595)	(2,127)
Dividends paid to non-controlling interests	(225)	(218)
Other financial items[3]	(234)	(250)
Change in net debt	**1,976**	**(780)**
Net financial debt	(23,489)	(24,269)
Ratio of net financial debt / EBITDAaL of telecom activities	**1.83x**	**1.91x**

[1] Excluding €121m of interest expenses on IFRS 16 leases and financed assets in FY 2021, €132m in FY 2020.

[2] Of which (i) disbursements related to "Part- Time for Seniors" plan in France (TPS, procedures in relation to agreements on the employment of seniors in France) and related to restructuring and integration costs, (ii) repayments of lease liabilities, and (iii) elimination of non-monetary effects included in EBITDAaL.

[3] Non-cash effects on net debt related to changes in the scope of consolidation previously presented under "other financial items" are now presented under "Net impacts of changes in the scope of consolidation" for €50m in FY 2020 and €29m in FY 2021.

[4] Of which: coupons for (238)m€ and issuances (purchases) and other related fees for (311)m€.

[5] Mainly related to (i) disposal of 50% of Orange Concessions (€758 million for shares sold net of cash and €663 million of repayment of loans granted to Orange Concessions and its subsidiaries) and disposal of 50% of Światłowód Inwestycje (FiberCo in Poland, including €132 million for shares sold net of cash), (ii) partly offset by the acquisition of 54% of Telekom Romania Communications (TKR) for €206 million, the conditional voluntary takeover bid for Orange Belgium for €316 million and the purchase of Groupama's minority interests in Orange Bank